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                              April 6, 2022

       Richard J. O'Neil, Jr.
       Chief Executive Officer
       ECB Bancorp, Inc.
       419 Broadway
       Everett, MA 02149

                                                        Re: ECB Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2022
                                                            File No. 333-263449

       Dear Mr. O'Neil:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Tonya K. Aldave at (202) 551-3601 to discuss how to
                                                        submit the materials,
if any, to us for our review.
   2. We note that your forum selection provision identifies a state or federal court located within the State of
Maryland as the exclusive forum for certain litigation, including any derivative action.
 Please also describe this provision in the registration statement under
                                                        "Description of Capital
Stock," at page 154 and disclose whether it applies to actions
 Richard J. O'Neil, Jr.
FirstName   LastNameRichard J. O'Neil, Jr.
ECB Bancorp,    Inc.
Comapany
April       NameECB Bancorp, Inc.
       6, 2022
April 26, 2022 Page 2
Page
FirstName LastName
         arising under the Securities Act or Exchange Act.
Summary, page 1

3. Refer to page 122. We note your disclosure that all depositors have voting rights in
         Everett Co-operative Bank as to all matters requiring depositor approval and that upon completion of the conversion depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross-reference to this section.
4. Please include a graphical depiction of the organizational structures, both before and after the conversion.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 66

5. Please revise to include a detailed discussion of your cash flows from operations, investing, and financing in regards to your liquidity discussion. Also discuss any known trends, known demands, commitments, events or uncertainties that will or are likely to impact your liquidity in a material way.
Properties, page 91

6. Please disclose the general description and approximate square footage of the properties you own and lease. Refer to Item 102 of Regulation S-K.
Management of ECB Bancorp
Directors of ECB Bancorp and Everett Co-operative Bank, page 105

7. We note your disclosure on page 148 that your board of directors will be divided into three classes. Please revise this section to reflect this information. In addition, disclose what directors will serve in each class and the period of time for each class to serve on the board, or advise.
Exhibits

8. We note that you plan for certain exhibits listed in the exhibit index "to be filed supplementally." Please confirm you will file these prior to effectiveness or tell us why you are not required to file Exhibits 1.2, 10.3, 10.10 and 99.5 with subsequent pre-
         effective amendments. Please also explain to us what Exhibit 99.4 Marketing Materials is referring to.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Richard J. O'Neil, Jr.
ECB Bancorp, Inc.
April 6, 2022
Page 3

statement.

        You may contact Michel Henderson at (202) 551-3364 or Hugh West at
(202) 551-3872
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                        Sincerely,
FirstName LastNameRichard J. O'Neil, Jr.
                                                        Division of Corporation
Finance
Comapany NameECB Bancorp, Inc.
                                                        Office of Finance
April 6, 2022 Page 3
cc:       Steven Lanter, Esq.
FirstName LastName